JOHN HANCOCK INVESTMENT TRUST

AMENDMENT TO ADVISORY AGREEMENT

AMENDMENT made as of the 1st day of June, 2012, to the Advisory Agreement dated July 1, 2009, as amended (the “Agreement”), between John Hancock Investment Trust, a Massachusetts business trust, on behalf of its series John Hancock Small Cap Intrinsic Value Fund (the “Fund”), and John Hancock Advisers, LLC, a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended to reflect the following fee schedule for the Fund:

Fund	First $500 Million of Average Daily Net Assets	Next $500 Million of Average Daily Net Assets	Excess Over $1 Billion of Average Daily Net Assets
John Hancock Small Cap Intrinsic Value Fund	0.875%	0.850%	0.800%

2.	EFFECTIVE DATE

This Amendment shall become effective as of the date first mentioned above.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT TRUST,
on behalf of John Hancock Small Cap Intrinsic Value Fund

By:	/s/ Andrew Arnott
Andrew Arnott
Senior Vice President and Chief Operating Officer

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Keith F. Hartstein
Keith F. Hartstein
President and Chief Executive Officer

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